General Meeting of Shareholders

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                    Established at Amsterdam, The Netherlands

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                                    NOTICE OF
                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

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Notice is hereby given of the Extraordinary General Meeting of Shareholders (the
"General Meeting") of Elsag Bailey Process Automation N.V. (the "Company") which will be held on January 11, 1999 at 11:00 a.m. (local time) at the Company's office located at Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol, The Netherlands.

The agenda for this General Meeting, including proposals made by the Management Board and Supervisory Board, is as follows:

         1.       Opening by the Chairman

         2. To determine, subject to and, if it has not yet occurred, effective immediately upon, the acceptance for payment by ABB Transportation Participations B.V. ("ABB") of the Company's common shares and/or preferred securities pursuant to ABB's tender offer of October 20, 1998, that in accordance with article 20.2 of the Company's Articles of Association the Supervisory Board shall consist of four (4) members

         3. Appointment of, subject to and, if it has not yet occurred, effective immediately upon, the acceptance for payment by ABB of the Company's common shares and/or preferred securities pursuant to ABB's tender offer of October 20, 1998, four members to the Supervisory Board pursuant to the nominations made by the Supervisory Board

         4.       Questions

         5.       Adjournment

Copies of the agenda and list of nominees for the vacancies in the Supervisory Board are open for inspection by registered shareholders and other persons entitled to attend meetings of shareholders at the offices of the Company at Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol, The Netherlands, at the ABN AMRO Bank N.V. at Foppingadreef 22, 1102 BS Amsterdam, The Netherlands (attention of Mr. G. Nentjes, New Issues AA4240) and at the office of The Bank of New York at 101 Barclay Street, New York, NY 10286, U.S.A. (attention:
Jeffrey D. Grosse), from the date hereof until the close of the General Meeting.

Registered shareholders wishing to exercise their shareholder rights, either in person or by proxy, must notify the Company of their intention to do so no later than January 4, 1999. Notification should be received by 5 p.m. (New York time) on January 4, 1999, at the office of The Bank of New York (attention: Jeffrey D. Grosse) at 101 Barclay Street, New York, NY 10286, U.S.A. A proxy statement with an enclosed form of proxy has been mailed to registered shareholders on or about December 24, 1998. Registered shareholders may only exercise their shareholder rights for the shares registered in their name both on January 4, 1999 and on the day of the General Meeting. The holders of Type II shares (evidenced by share certificates), as referred to in article 5.2 of the Company's Articles of Association, shall state the serial numbers of their share certificates when notifying the Company.

The Company will send an admission ticket to registered shareholders that have properly notified the Company of their intention to attend the General Meeting.

                                                    The Management Board
                                                    December 24, 1998

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